FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 22, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS’ ANNUAL GENERAL MEETING DECISIONS

Moscow, Russia — June 22, 2005 — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the decisions made at the Annual General Meeting of the Company’s shareholders that was held yesterday.

The Meeting adopted the following resolutions:

•                  To pay an annual dividend for 2004 of RUR 5.75 per ordinary share of MTS (approximately $1.01 per ADR1). This equates to a total dividend payout of RUR 11.47 billion (approximately $402.63 million2). Dividends should be paid out before the end of 2005.

•                  To elect the following persons to the MTS Board of Directors:

•                  Vladimir Lagutin, General Director, JSC Sistema Telecom;

•                  Michael Guenther, Board Member, T-Mobile Worldwide Holding GmbH;

•                  Alexey Buyanov, Senior Vice President, AFK Sistema;

•                  Alexander Goncharuk, General Director, Joint-Stock Company KNC3;

•                  Helmut Reuschenbach, independent director;

•                  Sir Peter Middleton, independent director;

•                  Vassily Sidorov, President and CEO of MTS.

The number of Board of Directors remains unchanged from last year.

•                  To approve CJSC Deloitte and Touche CIS as MTS’ auditor (Deloitte and Touche CIS has been appointed MTS’ auditor for the fourth year in a row).

•                  To approve a new version of MTS’ Charter.

The Board of Directors’ first meeting took place on the same day and re-appointed Vladimir Lagutin as Chairman and Michael Guenther as Deputy Chairman of the Board of Directors. Independent directors Helmut Reuschenbach and Sir Peter Middleton were appointed to the Company’s Audit Committee along with Michael Guenther and Alexey Buyanov, who will have non-voting “observer” status on the Audit Committee.

***

1 According to the Russian Central Bank exchange rate of 28.48 RUR/$ as of June 21, 2005.

2 The amount is 75.4% of the Company’s net income in 2004 in accordance with the RAS and 40.8% of net income under US GAAP.

3 Joint-Stock Company KNC is a subsidiary of AFK Sistema.

***

For further information contact:

Mobile TeleSystems, Moscow                                                                                                                                                                                                                                                                               tel: +7 095 911-65-53

Andrey Braginski, Investor Relations                                                                                                                                                                                                                                          e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 42.36 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 226.5 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: June 22, 2005